QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business December 31, 2004, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts
In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$3,866,500
Interest-bearing balances	8,455,170
Securities:
Held-to-maturity securities	1,885,665
Available-for-sale securities	20,781,508
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices	3,730,007
Securities purchased under agreements to resell	847,805
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	36,195,743
LESS: Allowance for loan and lease losses	587,611
Loans and leases, net of unearned income and allowance	35,608,132
Trading Assets	4,174,521
Premises and fixed assets (including capitalized leases)	949,424
Other real estate owned	754
Investments in unconsolidated subsidiaries and associated companies	268,366
Customers' liability to this bank on acceptances outstanding	52,800
Intangible assets
Goodwill	2,746,404
Other intangible assets	758,137
Other assets	8,013,234

Total assets	$92,138,427

LIABILITIES
Deposits:
In domestic offices	$41,480,131
Noninterest-bearing	16,898,525
Interest-bearing	24,581,606
In foreign offices, Edge and Agreement subsidiaries, and IBFs	24,028,722
Noninterest-bearing	576,431
Interest-bearing	23,452,291
Federal funds purchased and securities sold under agreements to repurchase
Federal funds purchased in domestic offices	1,040,432
Securities sold under agreements to repurchase	491,007
Trading liabilities	2,724,930
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	4,780,573
Not applicable
Bank's liability on acceptances executed and outstanding	54,517
Subordinated notes and debentures	2,390,000
Other liabilities	6,901,014

Total liabilities	$83,891,326

Minority interest in consolidated subsidiaries	140,499
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,284
Surplus (exclude all surplus related to preferred stock)	2,087,221
Retained earnings	4,892,420
Accumulated other comprehensive income	-8,323
Other equity capital components	0
Total equity capital	8,106,602

Total liabilities, minority interest, and equity capital	$92,138,427

        I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,
Senior Vice President and Comptroller

        We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi Gerald L. Hassell Alan R. Griffith	Directors

QuickLinks

  EXHIBIT 7